Exhibit 99.1

YM BIOSCIENCES TO PRESENT RESULTS OF NORELIN™ STUDY AT CANCER VACCINES/ADJUVANTS/DELIVERY 2005 CONGRESS IN LISBON

MISSISSAUGA, Canada - September 5, 2005 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today announced that it will present positive clinical trial results for its anti-GnRH prostate cancer vaccine, Norelin™, at the “Cancer Vaccines/Adjuvants/Delivery for the Next Decade” conference in Lisbon, Portugal September 5-7, 2005.

Norelin™ is a unique, biological approach to the management of hormone levels in sex-hormone driven cancers and is initially targeting early stage, hormone-sensitive prostate cancer (HSPC). The drug is a fusion protein that combines a proprietary protein sequence in a potent adjuvant formulation. The formulation could represent a well-tolerated and long-lasting control of testosterone and PSA in hormone-dependent patients with prostate cancer thereby affording treatment to a larger population of HSPC patients. That would include those subject to “watchful waiting”.

David Allan, Chairman and Chief Executive Officer of YM BioSciences stated, "We are very encouraged by the positive results from this study in patients with HSPC and are pleased to have our results meet the scientific standards for presentation at this important congress."

Sean Thompson, Director of Corporate Development and Norelin Project Leader for YM BioSciences added, "We believe that Norelin has the prospect of significant therapeutic and commercial potential for the treatment of HSPC. YM BioSciences has filed a method-of-use and composition-of-matter patent for Norelin™. The new formulation has the prospect of providing a safe, well-tolerated and long-lasting suppression of testosterone and PSA. All complete responders in the proof-of-concept trial reported in May 2005 have had castrate levels of testosterone and undetectable PSA for more than nine months."

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial in the same indication demonstrated a substantial increase in survival for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, demonstrating that tesmilifene significantly enhanced the therapeutic effect of chemotherapy. In addition to tesmilifene, the Company is developing nimotuzumab, an anti-EGFr humanized monoclonal antibody for which Phase II clinical data were released in 2005 in pediatric glioma and nasopharyngeal cancer, and for which Phase III IND applications have been filed. YM BioSciences is also developing its anti-GnRH, anti-cancer vaccine, Norelin™, and in May 2005, the Company acquired DELEX Therapeutics Inc., a private clinical stage biotechnology company developing AeroLEF™, a unique inhalation delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. This product has completed a Phase IIa trial with positive results and YM proposes to advance AeroLEF™ through a Phase IIb pain trial in 2005. The company also has a broad portfolio of preclinical compounds shown to act as chemopotentiators while protecting normal cells.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, the Equicom Group Inc.	Carolyn McEwen, YM BioSciences Inc.
Tel. +1-416-815-0700 x 229	Tel. +1-905-629-9761
Fax +1-416-815-0080	Fax +1-905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com